 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CKX Lands, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

         12562N104
(CUSIP Number)

                         December 31, 2006
(Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12562N104

1)	Name of Reporting Person	Ottley Properties, LLC
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a).....	_____
	(b).....	_____

3)	SEC Use Only

4)	Citizenship or Place of Organization	State of Louisiana

Number of	(5) Sole Voting Power	100,000 shares
Shares
Beneficially	(6) Shared Voting Power	0 shares
Owned by
Each Reporting	(7) Sole Dispositive Power	100,000 shares
Person
With:	(8) Shared Dispositive Power	0 shares

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	100,000 shares

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	_____

11)	Percent of Class Represented by Amount
	in Row (9)	5.1%*

12)	Type of Reporting Person (See Instructions)	OO

* Based on 1,942,495 total shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2006.

CUSIP No. 12562N104

1)	Name of Reporting Person	Michael B. White
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a).....	_____
	(b).....	_____

3)	SEC Use Only

4)	Citizenship or Place of Organization	United States

Number of	(5) Sole Voting Power	100,000 shares
Shares
Beneficially	(6) Shared Voting Power	0 shares
Owned by
Each Reporting	(7) Sole Dispositive Power	100,000 shares
Person
With:	(8) Shared Dispositive Power	0 shares

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	100,000 shares

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	_____

11)	Percent of Class Represented by Amount
	in Row (9)	5.1%*

12)	Type of Reporting Person (See Instructions)	IN

 *         Michael B. White, as the sole manager of Ottley Properties, Inc., exercises voting and investment power over the shares held by Ottley Properties, LLC.

**        Based on 1,942,495 total shares outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2006.

Item 1(a)	Name of Issuer:

CKX Lands, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

One Lakeside Plaza Lake Charles, Louisiana 70601

Item 2(a)	Name of Person Filing:

1. Ottley Properties, LLC 2. Michael B. White, as the sole manager of Ottley Properties, LLC

Item 2(b)	Address of Principal Business Office:

337 Metairie Road, Suite 202 Metairie, Louisiana 70005

Item 2(c)	Citizenship:

1. Ottley Properties, LLC - State of Louisiana 2. Michael B. White - United States

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

12562N104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned	100,000 shares

	(b)	Percent of Class	5.1%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote	100,000 shares

		(ii) Shared power to vote or to direct the vote	0 shares

		(iii) Sole power to dispose or to direct the disposition of.	100,000 shares

		(iv) Shared power to dispose or to direct the disposition of.	0 shares

Item 5.

Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2006.

Date: February 14, 2007	/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

By: /s/ Michael B. White Michael B. White Sole Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated as of December 31, 2006 relating to the shares of common stock, no par value per share, of CKX Lands, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

By: /s/ Michael B. White Michael B. White Sole Manager